Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

May 27, 2021

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Ryan Rohn, Senior Staff Accountant
Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Matthew Crispino, Esq., Staff Attorney

Re:	Full Truck Alliance Co. Ltd.
Registration Statement on Form F-1
CIK No. 001838413

Ladies and Gentlemen:

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as the Registration Statement, which has been marked to show changes to the Company’s draft Registration Statement confidentially submitted to the Commission on March 22, 2021 (the “March 22 Submission”).

DANIEL FERTIG      ADAM C. FURBER      YI GAO      ADAM S. GOLDBERG      MAKIKO HARUNARI      IAN C. HO      JONATHAN HWANG      ANTHONY D. KING      CELIA C.L. LAM      JIN HYUK PARK      KATHRYN KING SUDOL      CHRISTOPHER K.S. WONG      RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK      BEIJING      HOUSTON      LONDON      LOS ANGELES      PALO ALTO      SÃO PAULO      TOKYO      WASHINGTON, D.C.

Simpson Thacher & Bartlett
May 27, 2021

The Company has responded to the comment contained in the comment letter dated May 24, 2021 from the Staff (the “Staff”) of the Commission (the “May 24 Comment Letter”) by revising the March 22 Submission. In addition, the Company has included in the Registration Statement its audited consolidated financial statements as of and for the year ended December 31, 2020, as well as certain other updated disclosures.

Set forth below are the Company’s responses to the Staff’s comment in the May 24 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Registration Statement where the disclosure addressing a particular comment appears.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the filing of the Registration Statement, filing the draft registration statement and its amendments thereto that were previously submitted for the non-public review of the Staff of the Commission.

*        *        *         *        *

Amendment No. 1 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 94

1.	Please address the following items in your filing as it relates to the impact of VAT on your recognition of revenue:

•

Provide a separate risk factor disclosure that fully explains that the Company is reliant on the government subsidies provided by the local financial bureau for a profit, and, if true, these subsidies are not guaranteed in the future.

In response to the Staff’s comment, the Company has added a separate risk factor disclosure on pages 35 and 36 of the Registration Statement.

•

Expand your Overview section beginning on page 94 to fully explain in greater detail your business model, specifically as it relates to your Freight brokerage offering that results in a VAT rebate from the local financial bureau. Your disclosure should incorporate the information provided in your prior supplemental responses.

In response to the Staff’s comment, the Company has revised disclosure on page 104 of the Registration Statement.

•

In your Liquidity and Capital Resources beginning on page 110, please discuss the timing differences between when the VAT taxes are paid and when the local financial bureau provides the rebate. Further clarify if there is any uncertainty of collection.

Simpson Thacher & Bartlett
May 27, 2021

In response to the Staff’s comment, the Company has revised disclosure on page 120 of the Registration Statement.

•	Expand your revenue recognition policy to clarify your accounting for the VAT rebate.

In response to the Staff’s comment, the Company has revised disclosure of revenue recognition policy on pages 126 and F-23, and VAT rebate in cost of revenues policy on pages 128, F-27 and F-28 of the Registration Statement.

•

On the face of your statement of operations on page F-6, disclose the amount of VAT tax that is included in revenue. Refer to Rule 5-03.1(a) of Regulation S-X. Similarly, update your table on page 99 for this presentation.

In response to the Staff’s comment, the Company has revised disclosure on pages 19, 97, 113 and F-6 of the Registration Statement.

•

Provide footnote disclosure that explains your accounting policy as it relates to the VAT tax. This disclosure should explain how you determined you are responsible for the gross amount of VAT tax on the respective transaction. Please consider providing a table that shows the gross amount of VAT tax and the refund amount requested from the local financial bureaus for each period presented.

In response to the Staff’s comment, the Company has revised disclosure on pages F-23, F-27 and F-28 of the Registration Statement.

*        *         *        *        *

Simpson Thacher & Bartlett
May 27, 2021

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu

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